As filed with the Securities and Exchange Commission on August 18, 2003

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ARI NETWORK SERVICES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin

39-1388360

(State of incorporation or organization)

(I.R.S. Employer Identification No.)

             11425 West Lake Park Drive
                 Milwaukee, Wisconsin

53224

(Address of principal executive offices)

(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ¨

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  x

Securities Act registration statement file number to which this form relates:

____________

(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange in which

to be so registered

each class is to be registered

None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

Introduction.  On August 7, 2003 the Board of Directors of ARI Network Services, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share, of the Company.  The dividend was paid to the stockholders of record as of the close of business on August 18, 2003.  A Right represents the ability of the holder to purchase one one-thousandth of a share of Series B Junior Preferred Stock, $.001 par value (“Preferred Stock”), of the Company at a price of $10.00 (as the same may be adjusted, the “Purchase Price”).  The description and terms of the Rights are set forth in a Rights Agreement (as the same may be amended from time to time, the “Rights Agreement”) dated as of August 7, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

Our Board has adopted the Rights Agreement providing for these rights in order to protect stockholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of our outstanding common stock without the approval of our Board.  The Rights Agreement should not interfere with any merger or other business combination approved by our Board.  The Rights Agreement does not apply to shareholders who currently hold over 10% of our outstanding common stock unless they increase their holdings by 1% or more without the approval of our Board.

The Rights.  The Rights trade with, and are inseparable from, the common stock.  The Rights are evidenced only by certificates that represent shares of common stock.  New Rights will accompany any new shares of common stock we issue until the Distribution Date described below.

Exercise Price.  Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Preferred Stock for $10.00, once the Rights become exercisable. This portion of the share of Preferred Stock will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until

•

ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of our outstanding common stock, or, if earlier,

•

10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

We refer to the date when the Rights become exercisable as the “Distribution Date.”  Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of A Person or Group Becoming an Acquiring Person.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $10.00, purchase shares of our common stock with a market value of $20.00, based on the market price of the common stock prior to such acquisition.

If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $10.00, purchase shares of the acquiring corporation with a market value of $20.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Preferred Share Provisions.  Each one one-thousandth of a share of Preferred Stock, if issued:

•

will not be redeemable;

•

will entitle holders to quarterly dividend payments of $.01 per fractional share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•

will entitle holders upon liquidation either to receive $10.00 per fractional share or an amount equal to the payment made on one share of common stock, whichever is greater.

•

will be entitled to one vote on all matters submitted to a vote of shareholders.

•

if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

Expiration.  The Rights will expire on August 18, 2013.

Redemption.  Our Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person.  If our Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange.  After a person or group becomes an Acquiring Person our Board may extinguish the Rights by exchanging common shares or equivalent securities with a market value of $10.00 for each Right, other than Rights held by the Acquiring Person.

Anti Dilution Provisions.  Our Board may adjust the purchase price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Stock or common stock.

Amendments.  The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights.  After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

The Rights Agreement, which includes the form of Right Certificate and Summary of Rights to Purchase Preferred Shares as exhibits thereto, and is attached hereto as an exhibit and is incorporated herein by this reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.

Exhibits.

1.

Articles of Incorporation of ARI Network Services, Inc., as amended, incorporated herein by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

2.

Articles of Amendment of ARI Network Services, Inc., incorporated herein by reference to Exhibit 3.2 of Form 8-K dated August 7, 2003, filed on August 18, 2003.

3.

Rights Agreement, dated as of August 7, 2003, between ARI Network Services, Inc. and American Stock Transfer & Trust Company, as Rights Agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K dated August 7, 2003, filed on August 18, 2003.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ARI NETWORK SERVICES, INC.

By:   /s/ Brian E. Dearing_____________________

Brian E. Dearing

Chairman, President and

Chief Executive Officer

Dated: August 18, 2003

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.

Articles of Incorporation of ARI Network Services, Inc., as amended, incorporated herein by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

2.	Articles of Amendment of ARI Network Services, Inc., incorporated herein by reference to Exhibit 3.2 of Form 8-K dated August 7, 2003, filed on August 18, 2003.

3.

Rights Agreement, dated as of August 7, 2003, between ARI Network Services, Inc. and American Stock Transfer & Trust Company, as Rights Agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K dated August 7, 2003, filed on August  18, 2003.